K&L                                              1800 Massachusetts Avenue, N.W.
Kirkpatrick & Lockhart Nicholson Graham LLP      Suite 200
                                                 Washington, DC  20036-1221
                                                 202.778.9000
                                                 Fax 202.778.9100
                                                 www.klng.com

                                                 Mark C. Amorosi

                                                 202.778.9351
                                                 Fax: 202.778.9100
                                                 mamorosi@klng.com


February 2, 2005


VIA EDGAR AND E-MAIL
--------------------

Ms. Laura Hatch
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549-0506


         Re: Responses to Comments on the Registration Statement on Form N-14 of the AXA Enterprise Funds Trust (File Number 333-121800)
               ----------------------------------------------------------------

Dear Ms. Hatch:

     On behalf of the above-referenced registrant, set forth below are the comments that you provided by telephone on January 26, 2005 concerning the Registration Statement on Form N-14 (the "Registration Statement") of the AXA Enterprise Funds Trust (the "Trust"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on December 30, 2004, and the Trust's responses thereto. Your comments are set forth in italics and are followed by the Trust's responses, which are reflected in the changed pages from the draft definitive Proxy Statement/Prospectus and Statement of Additional Information that are enclosed with this letter. Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

     In addition, as discussed with you in our January 26, 2005 telephone conference, the Trust has deleted Proposal 2 from the definitive materials. Therefore, we have not addressed comments pertaining to that proposal in this response letter. Proposal 2 was refiled as Proposal 1 to the Trust's Registration Statement on Form N-14 (File Number 333-122083) on January 14, 2005. Your comments to Proposal 2 will be separately addressed in connection with that filing.

PROXY STATEMENT/PROSPECTUS
--------------------------

1.   General
     -------

     NOTE THAT APPLICABLE COMMENTS SEPARATELY ISSUED ON THE TRUST'S REGISTRATION STATEMENT ON FORM N-1A SHOULD BE INCORPORATED INTO THE DEFINITIVE VERSIONS OF THE PROXY STATEMENT/PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION.

     The Trust has incorporated changes in response to those comments, where applicable, except that the Trust has not made any changes in response to the comment requesting that the Trust move all footnotes to the fee table

K&L
Kirkpatrick & Lockhart Nicholson Graham LLP

February 2, 2005
Page 2


     so that they appear after the "Example" section of the table. The Trust has included footnotes relating to the information presented in the "Shareholder Fees" section of the fee table after that section of the table. The Trust believes that this approach facilitates shareholder access and understanding of the information included in that section of the table. In this connection, we note that the information in the footnotes otherwise would appear several pages after the portion of the table to which the information relates. We also note that we have discussed this comment previously with the staff in connection with, among other filings, Post-Effective Amendment Nos. 6 and 7 to the Registration Statement on Form N-1A of AXA Enterprise Multimanager Funds Trust and it was determined that the current format of the fee table was not inconsistent with the requirements of Form N-1A.

2.   Proposal 1 - General
     --------------------

     BE SURE THERE IS CONSISTENT USAGE OF "IDENTICAL" AND "SUBSTANTIALLY IDENTICAL" WHEN COMPARING THE FUNDS' INVESTMENT OBJECTIVES, POLICIES, STRATEGIES AND RISKS.

     The Trust has made the requested change. See pages 9, 49 and 69 revised to state "substantially identical."

3.   Proposal 1 - Comparison of Investment Objectives, Policies and Strategies
     -------------------------------------------------------------------------

     DISCLOSE  THE  SELLING   CRITERIA  FOR  THE  AXA  ENTERPRISE   MERGERS  AND
     ACQUISITIONS FUND AND THE AXA ENTERPRISE SHORT DURATION BOND FUND.

     The Trust has made the requested change. See revised pages 19 and 21.

4.   Shareholder Fees Table
     ----------------------

     (a) THE SALES LOAD INFORMATION IN THE TABLE DOES NOT APPLY TO THE AXA ENTERPRISE MONEY MARKET FUND AND THE AXA ENTERPRISE SHORT DURATION BOND FUND. INDICATE THAT THE SHAREHOLDER FEES TABLE DOES NOT APPLY TO THOSE FUNDS AND INCLUDE SEPARATE TABLES FOR THE AXA ENTERPRISE MONEY MARKET FUND AND THE AXA ENTERPRISE SHORT DURATION BOND FUND.

          The  Trust  has  made  the  requested   changes  by  adding   separate
          Shareholder Fees tables for the two funds which include pro forma information. See revised pages 26 and 27.

     (b) INCLUDE A PRO FORMA SHAREHOLDER FEES TABLE OR INDICATE THAT THE SHAREHOLDER FEES TABLE INFORMATION IS EXACTLY THE SAME BEFORE AND AFTER THE REORGANIZATIONS.

K&L
Kirkpatrick & Lockhart Nicholson Graham LLP

February 2, 2005
Page 3


          The Trust has made the requested change by revising the Shareholder Fees table to include PRO FORMA information. See revised pages 25 through 27.

     (c) DISCLOSE THE $35 ANNUAL ACCOUNT FEE IN THE FEE TABLE OR IN A NOTE TO THE FEE TABLE.

          The Trust has made the requested change by adding the account fee to the fee table and including a note to the table. See revised pages 25 through 27.

5.   Annual Fund Operating Expenses Tables
     -------------------------------------

     INDICATE IN FOOTNOTE 1 OF EACH TABLE THAT THE INVESTMENT MANAGERS WILL ONLY RECAPTURE PAYMENTS AND WAIVERS FOR THE LAST THREE FISCAL YEARS. ALSO DISCLOSE THE DOLLAR AMOUNT SUBJECT TO RECAPTURE. SUPPLEMENTALLY DESCRIBE THE LEGAL AND ACCOUNTING BASIS FOR RECAPTURING ANY AMOUNTS WAIVED PRIOR TO THE REORGANIZATIONS.

     The Trust has made the requested change to clarify that the investment managers will only recapture payments and waivers for the last three fiscal years. In addition, AXA Equitable has determined not to recapture any payments or waivers made prior to the Reorganizations. Therefore, the Trust has deleted from Footnote 1 the disclosure stating that AXA Equitable would recapture such amounts. See revised pages 28 through 43.

6.   Example of Fund Expenses
     ------------------------

     (a) DELETE THE TWO SENTENCES REFERENCING THE EXPENSES OF THE UNDERLYING FUNDS IN THE PARAGRAPH PRIOR TO THE TABLES.

          The Trust has made the requested change. See revised page 44.

     (b) AS THE CLASS B SHARES CONVERT TO CLASS A SHARES PRIOR TO 10 YEARS, THE NUMBERS SHOWN FOR 10 YEARS SHOULD BE LOWER BECAUSE OF THE CONVERSION FEATURE. REVISE THE TABLES TO REFLECT THE LOWER EXPENSES FOR YEARS 9 AND 10.

          The Trust has made the requested changes. See revised pages 44 through 48.

     (c) REVISE THE TABLE FOR THE AXA ENTERPRISE SHORT DURATION BOND FUND TO REFLECT THE LOWER SALES LOAD APPLICABLE TO THAT FUND.

          The Trust has made the requested changes. See revised page 47.

K&L
Kirkpatrick & Lockhart Nicholson Graham LLP

February 2, 2005
Page 4


7.   Capitalization Tables
     ---------------------

     REVISE THE CAPITALIZATION TABLES TO INCLUDE AN ADJUSTMENTS COLUMN AND REFLECT ADJUSTMENTS FOR THE REORGANIZATION EXPENSES (INCLUDING THE PROXY SOLICITING COSTS DESCRIBED ON PAGE 4) THAT WILL BE BORNE BY THE FUNDS.

     The Trust has made the requested changes. Please note that adjustments rows have not been added when such adjustments are inapplicable. See revised pages 58 through 66.

8.   Federal Income Tax Consequences of the Reorganizations
     ------------------------------------------------------

     REVISE TO CLEARLY DISCLOSE THE LIMITATIONS ON THE CAPITAL LOSS CARRY FORWARDS.

     Respectfully, the Trust has not made the requested change. The limitation on an Acquiring Fund's post-Reorganization utilization of an Acquired Fund's capital losses from taxable years ending on or before the Closing Date of the Reorganization applies only where there is an "ownership change." IRC section 383(b). There is such a change if, immediately after any "owner shift involving a 5-percent shareholder" (i.e., a change in the respective ownership of corporate stock that affects the percentage of stock owned by any 5-percent shareholder) or any "equity structure shift," the percentage of the loss corporation's stock owned by one or more 5-percent shareholders increases by more than 50 percentage points over the lowest percentage during a "testing period." Section 382(g). These provisions are inapplicable to an F (or "shell") reorganization because (1) there is no change in stock ownership pursuant to such a reorganization -- the shareholders remain the same -- and (2) section 383(g)(3)(A)(ii) expressly provides that the term "equity structure shift" does not include an F reorganization (presumably for reasons similar to those that cause such a reorganization to not involve an "owner shift").

9.   Management of the Trust - The Manager
     -------------------------------------

     REVISE TO CLARIFY THAT NOTICE IS PROVIDED TO SHAREHOLDERS ONLY UPON THE APPOINTMENT OF A NEW SUBADVISER.

     The Trust has made the requested change. See revised page 76.

10.  Management of the Trust - Management Fees
     -----------------------------------------

     CONSIDER REVISING TO DISCLOSE THE FEES THAT ARE PAID TO THE SUBADVISERS.

     Respectfully,   the  Trust  has  declined  to  disclose  such  information.
     Therefore no such revision has been made to the Management Fees section.

K&L
Kirkpatrick & Lockhart Nicholson Graham LLP

February 2, 2005
Page 5


11.  The Subadvisers
     ---------------

     REVISE THE "BUSINESS EXPERIENCE" SECTION FOR EACH SUBADVISER AND PORTFOLIO, AS NECESSARY, TO INCLUDE THE DATES AND THE DESCRIPTIONS OF THE RESPONSIBILITIES OF EACH PORTFOLIO MANAGER FOR THE LAST FIVE YEARS. WHILE DESCRIPTIONS INDICATING "PORTFOLIO MANAGER" AND "CHIEF INVESTMENT OFFICER" ARE CLEAR, REVISE TO CLARIFY DESCRIPTIONS INDICATING THAT THE PORTFOLIO MANAGER IS A "MANAGING DIRECTOR" OR "SENIOR VICE PRESIDENT."

     The Trust has made the requested changes. See revised pages 79 through 83.

12.  Fund Services - General
     -----------------------

     REVISE TO COMPARE THE FUND SERVICES AND PROCEDURES FOR THE ENTERPRISE GROUP OF FUNDS, INC. AND THE TRUST.

     The Trust has made the requested change. See revised page 6.

13.  Fund Services - Eliminating the CDSC
     ------------------------------------

     (a) THE DISCLOSURE INDICATES ON PAGE 71 THAT THE CDSC WILL GENERALLY BE ELIMINATED IN THE CASE OF THE "LIQUIDATION OF A SHAREHOLDER'S ACCOUNT IF THE AGGREGATE NET ASSET VALUE OF SHARES HELD IN THE ACCOUNT IS LESS THAN THE REQUIRED MINIMUM;" WHILE ON PAGE 73, THE DISCLOSURE INDICATES THAT IF A FUND ACCOUNT IS CLOSED BECAUSE ITS BALANCE DROPS TO $500 OR LESS (THE REQUIRED MINIMUM), "ITS SHARES WILL BE SOLD AT THE NAV, MINUS ANY APPLICABLE CDSC, ON THE DAY THE ACCOUNT IS CLOSED." REVISE THE DISCLOSURE TO CLARIFY AND PROVIDE CONSISTENT DISCLOSURE.

          The Trust has made the requested change. See revised page 96.

     (b) DISCLOSE WHETHER AN ACCOUNT WILL BE LIQUIDATED IF ITS BALANCE DROPS TO $500 OR LESS EITHER DUE TO REDEMPTIONS OR MARKET MOVEMENTS OR BOTH.

          The Trust has made the requested change. See revised page 96.

14.  Fund Services - It's Easy to Open an Account
     --------------------------------------------

     DISCLOSE WHETHER THE ANNUAL ACCOUNT FEE WILL BE CHARGED TO A SHAREHOLDER ACCOUNT IF ITS BALANCE DROPS BELOW $1500 EITHER DUE TO REDEMPTIONS OR MARKET MOVEMENTS OR BOTH.

     The Trust has made the requested change. See revised page 95.

K&L
Kirkpatrick & Lockhart Nicholson Graham LLP

February 2, 2005
Page 6


15.  Purchase and Redemption Restrictions on Market-Timers and Active Traders
     ------------------------------------------------------------------------

     DISCLOSE   WHETHER  OR  NOT  THE  BOARD  HAS  APPROVED  THE  MARKET  TIMING
     PROCEDURES.

     The Trust has made the requested change. See revised page 103.

16.  Shareholder Proposals
     ---------------------

     DISCLOSE  HOW   SHAREHOLDERS  OF  THE  ACQUIRING  FUNDS  MAY  SUBMIT  THEIR
     PROPOSALS.

     The Trust has made the requested change. See revised page 108.

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

17.  Portfolio Holdings
     ------------------

     REVISE THIS SECTION TO INCLUDE ALL OF THE INFORMATION REQUIRED BY ITEM 11(f) OF FORM N-1A, AS THAT ITEM APPLIES TO THE REGISTRATION STATEMENT. FOR EXAMPLE, INCLUDE DISCLOSURE OF ANY LAG TIMES FOR PORTFOLIO HOLDINGS DISCLOSURE, SPECIFIC THIRD PARTIES THAT RECEIVE INFORMATION AND WHEN THEY RECEIVE IT, ANY CONFIDENTIALITY AGREEMENTS, THE MANNER IN WHICH THE BOARD EXERCISES ITS OVERSIGHT OF PORTFOLIO HOLDINGS DISCLOSURE, AND ANY COMPENSATION RECEIVED FOR DISCLOSING PORTFOLIO HOLDINGS INFORMATION.

     The Trust has made the requested changes. See revised SAI page 24.

18.  Brokerage Allocation and Other Strategies
     -----------------------------------------

     REVISE TO ELIMINATE THE FOLLOWING SENTENCE:

          THE MANAGER, AND THE SUB-ADVISERS, SUBJECT TO SEEKING THE MOST FAVORABLE PRICE AND BEST EXECUTION AND IN COMPLIANCE WITH THE CONDUCT RULES OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC., MAY CONSIDER SALES OF SHARES OF THE TRUST AS A FACTOR IN THE SELECTION OF BROKER-DEALERS.

     The Trust has made the requested change. See revised SAI page 34.

PART C
------

19.  Item 17
     -------

     INCLUDE AN UNDERTAKING TO FILE A TAX OPINION.

K&L
Kirkpatrick & Lockhart Nicholson Graham LLP

February 2, 2005
Page 7


     On January 31, 2005, the Trust filed Post-Effective Amendment No. 1 to its Registration Statement on Form N-14 to include the requested undertaking.


                                    * * * * *

     The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Should you have any further comments on these matters, or any questions, please contact Arthur J. Brown at (202) 778-9046 or me at (202) 778-9351.


                                       Sincerely,

                                       /s/ Mark C. Amorosi

                                       Mark C. Amorosi



cc:  Patricia Louie, Esq.
     AXA Equitable Life Insurance Company

     Arthur J. Brown, Esq.
     Kirkpatrick & Lockhart Nicholson Graham LLP